

Harbor Funds

September 23, 2014

**VIA ELECTRONIC TRANSMISSION**

**Office of Applications and Report Services**
**Securities and Exchange Commission**
**100 F Street, N.E.**
**Washington, D.C. 20549**

**Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.**

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
*Harbor Capital Advisors, Inc.*

UNITED STATES DISTRICT COURT
NOTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

|  |  |
|---|---|
| RUTH TUMPOWSKY, | No. |
| Plaintiff, | |
| v. | Jury Trial Demanded |
| HARBOR CAPITAL ADVISORS, INC., | |
| Defendant. | |

## COMPLAINT

Plaintiff, Ruth Tumpowsky ("Plaintiff"), brings this action against Harbor Capital Advisors, Inc. ("Defendant" or "Harbor Capital"). Plaintiff alleges the following upon information and belief except for those allegations as to herself, which are alleged upon personal knowledge. The allegations are based upon an investigation conducted by and through Plaintiff's counsel, which included, *inter alia*, a review of documents filed with the Securities and Exchange Commission (the "SEC") and other public information.

## OVERVIEW OF ACTION

1. Plaintiff brings this action against Defendant on behalf of and for the benefit of the Harbor International Fund (the "International Fund") and the Harbor High-Yield Bond Fund (the "High-Yield Fund") (collectively, the "Funds") pursuant to Section 36(b) of the Investment Company Act of 1940 (the "1940 Act"), 15 U.S.C. § 80a-35(b).

2. Defendant is the investment adviser to the Funds and receives an annual fee from each Fund for providing investment advisory services to each such Fund.

3.     Under Section 36(b), Defendant owes a fiduciary duty to each Fund with respect to the investment advisory fees paid by each such Fund.

4.     Defendant breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

5.     Defendant delegates substantially all of its responsibilities for providing investment advisory services to the Funds to unaffiliated investment advisers, Northern Cross, LLC ("Northern Cross") and Shenkman Capital Management, Inc. ("Shenkman Capital") (together, the "Subadvisers").

6.     Defendant charges investment advisory fees to each of the Funds that include a mark-up of more than 80% over the fees paid by Defendant to the Subadvisers who provide substantially all of the investment advisory services required by the Funds.

7.     During the Funds' most recently reported fiscal year ended October 31, 2013, Defendant charged the Funds a total of $293,496,000 in investment advisory fees, including a mark-up of $132,632,000 over the subadvisory fees paid by Defendant to the Subadvisers.

8.     The amount of investment advisory fees ultimately retained by Defendant (after paying the Subadvisers) is so disproportionately large that it bears no reasonable relationship to the value of any services actually provided by Defendant, and is outside the range of what could be negotiated at arm's length for the same or substantially the same services.

9.     The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in each of the Funds'

assets under management during recent years, without appropriately sharing those benefits with the Funds.

10.     The aggregate amount of investment advisory fees paid by the Funds has increased by more than 114% in recent years, growing from approximately $136,943,000 in fiscal year 2009 to approximately $293,496,000 in fiscal year 2013.

11.     The increase in the fees paid by each of the Funds was not accompanied by a proportionate increase in the services provided by Defendant or in the cost of providing investment advisory services to the Funds.

12.     The increase in fees paid by each of the Funds resulted in increased profits for Defendant at the expense of the Funds.

13.     Plaintiff brings this action to recover for each of the Funds the excessive and unlawful investment advisory fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each of the Funds' payment of those fees.

## JURISDICTION AND VENUE

14.     The claims asserted herein arise under Section 36(b) of the 1940 Act, 15 U.S.C. § 80a-35(b).

15.     This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the 1940 Act, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, and 28 U.S.C. § 1331.

16.     Venue is proper in this judicial district pursuant to Section 44 of the 1940 Act, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391 because Defendant is an inhabitant of this district, maintains an office in this district, and/or transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiff's claims occurred in this district.

## PARTIES

17.     Plaintiff, Ruth Tumpowsky, a resident of the State of California, is a shareholder in the International Fund and the High-Yield Bond Fund and has continuously owned shares in the International Fund since at least March 2010 and in the High-Yield Bond Fund since at least June 2009.

18.     Defendant, Harbor Capital, is a corporation organized under Delaware law with principal offices at 111 South Wacker Drive, Chicago, Illinois.  Defendant is an indirect, wholly-owned subsidiary of Robeco Groep N.V., an asset management firm located in the Netherlands.

## THE FUNDS' ORGANIZATION AND OPERATIONS

19.     Each of the Funds is an open-end management investment company, also known as a "mutual fund," registered under the 1940 Act.

20.     Each of the Funds is organized as a series within Harbor Funds (the "Trust"), which is a statutory trust formed under Delaware law.  The Trust consists of 29 mutual funds, including the Funds.

21.     Like other mutual funds, the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities.

22.     Each Fund issues shares to investors, such as Plaintiff, who invest money in the Fund, and those investors become shareholders in the Fund.  Each share issued by a Fund represents, and may be redeemed for, a *pro rata* interest in the Fund's underlying portfolio of securities (less any fees and other liabilities).

23.     Like most other mutual funds, the Funds do not have employees or facilities of their own.  The Funds' operations are conducted by external service providers pursuant to contracts with the Funds.

24. Defendant serves as the investment adviser for each of the Funds.

25. Other service providers, including certain of Defendant's affiliates, provide other services to the Funds and their shareholders, such as communicating with shareholders about the Funds, maintaining records of each shareholder's ownership of Fund shares, and managing the process by which Fund shares are purchased by or redeemed from shareholders.

26. The Funds are overseen by the Board of Trustees of the Trust (the "Board" or the "Trustees"), which is responsible for selecting and monitoring the Funds' service providers, among other things.

27. The same Board oversees each of the Funds and the other 27 mutual funds comprising the Trust.

## INVESTMENT ADVISORY AGREEMENTS
## BETWEEN DEFENDANT AND THE FUNDS

28. Defendant serves as the investment adviser to the International Fund pursuant to an Investment Advisory Agreement (the "International Fund IAA") between Defendant and the Trust on behalf of the International Fund, which was most recently amended on July 1, 2013.

29. Defendant serves as the investment adviser to the High-Yield Fund pursuant to an Investment Advisory Agreement (the "High-Yield Fund IAA") between Defendant and the Trust on behalf of the High-Yield Fund, which was most recently amended on July 1, 2013. The International Fund IAA and the High-Yield Fund IAA are collectively referred to herein as the "IAAs."

30. The IAAs require Defendant to provide the following investment advisory services to each Fund:

> You will regularly provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund consistent with the investment objectives and

policies of the Fund. You will determine what securities and other financial instruments shall be purchased for the Fund, what securities and other financial instruments shall be held or sold by the Fund, and what portion of the Fund's assets shall be held uninvested . . . .

You or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other financial instruments for the Fund's account with brokers or dealers selected by you . . . .

31. The IAAs also require Defendant to provide certain administrative services to each Fund:

In addition to providing the Fund with investment advisory services, you will also regularly provide, or cause one of your affiliates to provide, the following services:

(a) provide the Trust with office space, facilities, equipment and personnel as you deem necessary to provide for the effective administration of the affairs of the Trust, including providing from among your directors, officers and employees, persons to serve as Trustees, officers and employees of the Trust and paying the salaries of such persons;

(b) coordinate and oversee the services provided by the Trust's transfer agent, custodian, legal counsel and independent auditors, including serving as the liaison between such service providers and the Trustees;

(c) coordinate and oversee the preparation and production of meeting materials for the Trustees, as well as such other materials as the Trustees may from time to time reasonably request;

(d) coordinate and oversee the preparation and filing with the [SEC] of registration statements, notices, shareholder reports, proxy statements and other material for the Fund required to be filed under applicable laws;

(e) develop and implement procedures for monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements;

(f) provide legal and regulatory support for the Fund in connection with the administration of the affairs of the Trust, including the assignment of matters to the Trust's legal counsel on behalf of the Trust and supervising the work of such outside counsel;

(g) oversee the determination and publication of the Fund's net asset value in accordance with the Trust's valuation policies;

(h) prepare and monitor expense budgets for the Trust and the Fund, and review the appropriateness and arrange for the payment of Fund expenses; and

(i) furnish to the Fund such other administrative services as you deem necessary, or the Trustees reasonably request, for the efficient operation of the Trust and Fund.

32.     In exchange for the services provided by Defendant to the Funds, the IAAs require each Fund to pay Defendant an annual fee that is calculated as a percentage of the Fund's assets under management or "AUM."

33.     Since March 1, 2012, the International Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the International Fund's AUM increase.

| AUM | Fee Rate |
|---|---|
| Up to $12 billion | 0.75% |
| From $12 billion to $24 billion | 0.65% |
| From $24 billion to $36 billion | 0.63% |
| Over $36 billion | 0.58% |

34.     The International Fund paid Defendant an effective investment advisory fee rate of 66 basis points, or 0.66%, during its most recently reported fiscal year ended October 31, 2013 pursuant to the fee schedule set forth in ¶ 33. Also called a "blended" rate, the effective investment advisory fee rate is the weighted average of the rates paid by the International Fund

on each level of AUM—*i.e.*, 75 basis points on the first $12 billion, 65 basis points on the next $12 billion, 63 basis points on the next $12 billion, *etc.*

35.     The International Fund paid Defendant approximately $280,629,000 in investment advisory fees during fiscal year 2013.

36.     Since March 1, 2012, the High-Yield Fund's investment advisory fee rate has been 56 basis points, or 0.56%, on all AUM.

37.     The High-Yield Fund paid Defendant approximately $12,867,000 in investment advisory fees during its most recently reported fiscal year ended October 31, 2013.

## DEFENDANT HAS DELEGATED RESPONSIBILITY FOR PROVIDING INVESTMENT ADVISORY SERVICES TO THE SUBADVISERS

38.     Rather than Defendant providing the investment advisory services required by the IAAs, Defendant and the Trust on behalf of each of the Funds have subcontracted with other, unaffiliated investment advisers to provide substantially all of those services to the Funds.

39.     Since the inception of the International Fund in December 1987, Defendant and the Trust on behalf of the International Fund have subcontracted with Northern Cross or its predecessor, Northern Cross Investment Ltd., to provide investment advisory services to the International Fund.

40.     Northern Cross provides investment advisory services to the International Fund pursuant to an Investment Advisory Agreement for Subadviser (the "International Fund Subadvisory Agreement") between (i) Northern Cross and (ii) Defendant and the Trust on behalf of the International Fund, which was most recently amended on July 1, 2013.

41.     Since the inception of the High-Yield Fund in December 2002, Defendant and the Trust on behalf of the High-Yield Fund have subcontracted with Shenkman Capital to provide investment advisory services to the High-Yield Fund.

42.     Shenkman Capital provides investment advisory services to the High-Yield Fund pursuant to an Investment Advisory Agreement for Subadviser (the "High-Yield Fund Subadvisory Agreement") between (i) Shenkman Capital and (ii) Defendant and the Trust on behalf of the High-Yield Fund, which was most recently amended on July 1, 2013.   The International Fund Subadvisory Agreement and the High-Yield Fund Subadvisory Agreement are collectively referred to herein as the "Subadvisory Agreements."

43.     The Subadvisory Agreements require the Subadvisers to provide substantially all of the investment advisory services required by the IAAs, as shown in the following table.

| Investment Advisory Services Required by IAAs | Investment Advisory Services Required by Subadvisory Agreements |
|---|---|
| "[Defendant] will regularly provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund consistent with the investment objectives and policies of the Fund." | "[Subadviser] will regularly provide the Fund with advice concerning the investment management of the Fund's assets . . . , which advice shall be consistent with the investment objectives and policies of the Fund . . . ." |
| "[Defendant] will determine what securities and other financial instruments shall be purchased for the Fund, what securities and other financial instruments shall be held or sold by the Fund, and what portion of the Fund's assets shall be held uninvested . . . ." | "[Subadviser] will determine what securities shall be purchased for [the Fund], what securities shall be held or sold by [the Fund], and what portion of such assets shall be held uninvested . . . ." |
| "[Defendant] or [its] agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other financial instruments for the Fund's account with brokers and dealers selected by [Defendant]." | "[Subadviser] or [its] agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities with brokers and dealers selected by [the Subdviser] . . . ." |

44.     The remaining investment advisory services provided by Defendant are supervision and oversight of the Subadvisers.

45.     Each of the Subadvisory Agreements requires Defendant to pay a fee to the respective Subadviser for providing investment advisory services to the respective Fund.

46.     During fiscal year 2013, Defendant paid Northern Cross an effective subadvisory fee rate of 36 bps, or 0.36% of the International Fund's AUM.

47.     During fiscal year 2013, Defendant paid Northern Cross total subadvisory fees of approximately $153,914,000 for investment advisory services provided to the International Fund.

48.     During fiscal year 2013, Defendant paid Shenkman Capital an effective subadvisory fee rate of 30 bps, or 0.30% of the High-Yield Fund's AUM.

49.     During fiscal year 2013, Defendant paid Shenkman Capital total subadvisory fees of approximately $6,950,000 for investment advisory services provided to the High-Yield Fund.

50.     The fees paid by Defendant to each Subadviser pursuant to the Subadvisory Agreements were established through arm's-length negotiations between Defendant and each Subadviser.

51.     Upon information and belief, the fees paid by Defendant to each Subadviser include not only the cost to such Subadviser of providing the investment advisory services required by the applicable Subadvisory Agreement, but also a profit.

## DEFENDANT CHARGES THE FUNDS A MARK-UP OVER THE FEES PAID TO THE SUBADVISERS THAT IS DISPROPORTIONATE TO DEFENDANT'S SUPERVISION AND OVERSIGHT SERVICES

52.     As set forth in the following table, based upon data for fiscal year 2013, the investment advisory fees charged by Defendant to each Fund pursuant to the applicable IAA represent a mark-up of more than 80% over the subadvisory fees paid by Defendant to the Subadvisers for providing investment advisory services to the Funds.

| Fund | Advisory Fees Charged by Defendant | Subadvisory Fees Paid to Subadviser | Mark-Up Retained by Defendant | Mark-Up as a Percentage of Subadvisory Fees |
|---|---|---|---|---|
| International Fund | $280,629,000 | $153,914,000 | $126,715,000 | 82.3% |
| | 66 basis points | 36 basis points | 30 basis points | 83.3% |
| High-Yield Fund | $12,867,000 | $6,950,000 | $5,917,000 | 85.1% |
| | 56 basis points | 30 basis points | 26 basis points | 86.6% |
| Total | $293,496,000 | $160,864,000 | $132,632,000 | 82.4% |

53.     The more-than-80% mark-up charged by Defendant to each of the Funds is disproportionate to Defendant's supervision and oversight services, and outside the range of what could be negotiated at arm's length for such services.

54.     The day-to-day implementation of an investment program is the most expensive, and important, investment advisory service required for a mutual fund.  This service is provided to the Funds by their respective Subadvisers, Northern Cross and Shenkman Capital.

55.     Defendant's responsibilities for supervising and overseeing the Subadvisers are minimal compared to the Subadvisers' day-to-day implementation of the Funds' investment programs.

56.     Any mark-up charged by Defendant to the Funds over the fees paid to the Subadvisers should be, at most, a small fraction of the fees paid to the Subadvisers.

**THE MARK-UP CHARGED TO THE FUNDS IS NOT JUSTIFIED BY ADMINISTRATIVE SERVICES PROVIDED PURSUANT TO THE IAAs**

57.     The mark-up charged to each Fund by Defendant is disproportionate to the administrative services purportedly provided by Defendant pursuant to the IAAs (*see* ¶ 31, *supra*), and outside the range of what could be negotiated at arm's length for such services.

58.     The same or substantially the same administrative services can be obtained from unaffiliated service providers through arm's-length negotiations for less than 5 basis points, or 0.05% of AUM, according to publicly disclosed administrative services agreements for other mutual funds.

59.     As set forth in ¶ 52, Defendant charges the International Fund a mark-up of 30 basis points over the subadvisory fee paid by Defendant to Northern Cross.

60.     Insofar as the mark-up is for administrative services purportedly provided by Defendant pursuant to the International Fund IAA, Defendant charges the International Fund more than 6 times the arm's-length fee rate for the same or substantially the same administrative services.

61.     Defendant charges the High-Yield Fund a mark-up of 26 basis points over the fee paid by Defendant to Shenkman Capital. *See* ¶ 52, *supra.*

62.     Insofar as the mark-up is for administrative services purportedly provided by Defendant pursuant to the High-Yield Fund IAA, Defendant charges the High-Yield Fund more than 5 times the arm's-length fee rate for the same or substantially the same administrative services.

63.     Defendant has delegated responsibility for providing certain of the administrative services required by the IAAs to the Subadvisers.

64.     The Subadvisory Agreements require the Subadvisers to ensure that their investment advisory services to the Funds and the Funds' investment portfolios comply with the 1940 Act and all rules and regulations thereunder, the requirements for qualification of the Funds as registered investment companies under federal tax law, all other applicable federal and state

laws and regulations, and with the provisions of the Funds' registration statements, including the investment objectives, policies, and guidelines set forth in the registration statements.

65.     The International Fund Subadvisory Agreement specifies that Northern Cross must "maintain written compliance policies and procedures that [it] reasonably believe[s] are adequate to ensure the Fund's compliance with the foregoing and that are reasonably designed to prevent [Northern Cross] and the Fund from violating applicable federal securities laws," and must provide reports and certifications to Defendant with respect to its compliance policies and procedures.

66.     Defendant's responsibility under the IAAs for "develop[ing] and implement[ing] procedures for monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements" is limited to reviewing the procedures developed by the Subadvisers and overseeing the Subadvisers' implementation of those procedures.

67.     The Subadvisers also are involved in, and take substantial responsibility for, other administrative services purportedly provided by Defendant pursuant to the IAAs, including meeting with the Funds' Board of Trustees to review the Funds' investments and investment programs in light current and prospective economic and market conditions; preparation of materials for meetings of the Board of Trustees; preparation of the Funds' shareholder reports and other filings with the SEC; legal and regulatory support for the Funds; and pricing of the Funds' portfolio securities in connection with determination of the Funds' respective net asset values.

68.     Each of the Funds pays other fees, in addition to the mark-up charged by Defendant pursuant to the IAAs, for the administrative services purportedly provided by Defendant.

69.     The IAAs require the Funds, and not Defendant, to pay "the expenses of and fees for registering or qualifying securities for sale and of maintaining the registration of the Trust," as well as "the cost of preparing and distributing reports and notices to shareholders."

70.     Each Fund is subject to a Distribution Agreement with one of Defendant's affiliates, Harbor Funds Distributors, Inc. (the "Distributor"), which requires the Funds, and not Defendant or the Distributor, to pay all fees and expenses in connection with (i) "preparation, setting in type and filing of [each Fund's] registration statement . . . and any amendments or supplements thereto that may be made from time to time"; (ii) "preparation, setting in type, printing and mailing any notice, proxy statement, report, prospectus and other communication to shareholders of the Fund"; (iii) "preparation, setting in type, printing and mailing prospectuses annually, and any supplements thereto, to existing shareholders"; and (iv) "printing and mailing a prospectus included with the confirmation of . . . orders [to purchase shares of the Fund]."

71.     The Funds also are subject to Rule 12b-1 Plans, which require the Funds to pay fees to the Distributor in exchange for, among other things, "printing of prospectuses and statements of additional information [which together form the Funds' registration statements] and reports for prospective shareholders (*i.e.*, other than existing shareholders)."

72.     As set forth in the following table, during fiscal year 2013, the International Fund paid approximately $20,423,000 and the High-Yield Fund paid approximately $585,000 for "Registration fees," "Shareholder communications," and "Distribution and/or Service (12b-1 Fees)."

14

| FY 2013 | International Fund | High-Yield Fund |
|---|---|---|
| Distribution and/or Service (12b-1 Fees) | $18,170,000 | $365,000 |
| Shareholder communications | $1,733,000 | $156,000 |
| Registration fees | $520,000 | $64,000 |
| Total | $20,423,000 | $585,000 |

73.     The amounts set forth in ¶ 72 are in addition to any amounts paid to Defendant under the IAAs for "coordinat[ing] and oversee[ing] the preparation and filing with the [SEC] of registration statements, notices, shareholder reports, proxy statements and other material for the Fund[s]."

74.     The Funds have a Custodian Agreement with State Street Bank and Trust Company ("State Street" or the "Custodian"), pursuant to which State Street is responsible for, among other things, pricing each Fund's portfolio securities and determining each Fund's net asset value.

75.     The IAAs require the Funds, and not Defendant, to pay "the fees or disbursements of [the Custodian]," as well as any "payment for portfolio pricing services" utilized by the Custodian in connection with pricing of the Funds' portfolio securities.

76.     During fiscal year 2013, the International Fund paid $6,279,000 and the High-Yield Fund paid $130,000 in "Custodian fees" to State Street.

77.     The amounts of any additional fees and expenses paid by the Funds to portfolio pricing services utilized by State Street are not disclosed.

78.     The foregoing fees and expenses paid by the Funds are in addition to any amounts paid to Defendant under the IAAs for "oversee[ing] the determination and publication of the Fund's net asset value."

79.     The Funds' Board of Trustees is responsible for overseeing the Funds, including, among other things, selecting and monitoring the Funds' service providers; monitoring the Funds' compliance with federal and state law and their stated investment objectives and policies; overseeing the daily pricing of the Funds' portfolio securities; and approving the Funds' registration statements, shareholder reports, and other required regulatory filings.

80.     During fiscal year 2013, the International Fund paid $822,000 and the High-Yield Fund paid $48,000 in "Trustees' fees and expenses" in connection with the Trustees' oversight of the Funds.

81.     The "Trustees' fees and expenses" paid by the Funds are in addition to any amounts paid to Defendant under the IAAs for "coordinat[ing] and oversee[ing] the services provided by the Trust's [other service providers]"; "monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements"; "oversee[ing] the determination and publication of the Fund's net asset value"; and "coordinat[ing] and oversee[ing] the preparation and filing [of required disclosures and reports]."

82.     The Funds retain legal counsel, accountants, and auditors who are involved in preparing the Funds' registration statements, shareholder reports, and other required filings; monitoring the Funds' compliance with applicable law; advising the Funds with respect to legal, compliance, and regulatory matters; maintaining the Funds' accounting books and records; preparing financial reports; and preparing materials for meetings of the Funds' Board of Trustees.

83. The IAAs require the Funds, and not Defendant, to pay "legal, auditing or accounting expenses," including the fees of the Funds' legal counsel, accountants, and auditors.

84. During fiscal year 2013, the International Fund paid $759,000 and the High-Yield Fund paid $34,000 in "Professional fees" to their legal counsel, accountants, and auditors.

85. The "Professional fees" paid by the Funds are in addition to any amounts paid to Defendant pursuant to the IAAs for "coordinat[ing] and oversee[ing] the preparation and filing [of required disclosures and reports]"; "monitoring compliance"; "provid[ing] legal and regulatory support for the Fund[s]"; and "coordinat[ing] and oversee[ing] the preparation and production of meeting materials for the Trustees."

86. The expenses of the Funds' officers and office space purportedly paid by Defendant pursuant to the IAAs are *de minimis* and do not justify the mark-up charged by Defendant to the Funds.

87. The Prospectus identifies eight individuals who are officers of the Funds.

88. All eight of the Funds' officers also serve as officers of the other 27 mutual funds comprising the Trust.

89. All eight of the Funds' officers are employed by Defendant and, upon information and belief, devote a majority of their time to their responsibilities as employees of Defendant and its affiliates, and not to their responsibilities as officers of the Funds.

90. Any portion of the annual compensation paid by Defendant to the Funds' officers that is fairly allocable to their service as officers of the Funds (as opposed to their responsibilities as employees of Defendant and their responsibilities as officers of the other funds in the Trust) is *de minimis* relative to the mark-up charged to the Funds by Defendant over the subadvisory fees paid by Defendant to the Subadvisers.

17

91.     Each of the Funds, and the 27 other funds comprising the Trust, share the same office space as Defendant and its affiliates.

92.     Insofar as the Funds make use of Defendant's offices, any portion of Defendant's annual rent that is fairly allocable to the Funds' use of those offices (as opposed to the use of those offices by Defendant, its affiliates, or the other funds in the Trust) is *de minimis* relative to the mark-up charged to the Funds by Defendant over the subadvisory fees paid by Defendant to the Subadvisers.

## DEFENDANT REALIZED ECONOMIES OF SCALE
## AS EACH FUND'S ASSETS INCREASED

93.     The International Fund's assets have increased in the past several years, with AUM growing from approximately $24.5 billion as of October 31, 2009 to approximately $48.0 billion as of the end of fiscal year 2013 on October 31, 2013. As of July 31, 2014, the International Fund's AUM had increased to approximately $51.5 billion.

94.     As a result of the increase in AUM, the amount of investment advisory fees charged to the International Fund increased by more than 107%, from approximately $135,072,000 in fiscal year 2009 to approximately $280,629,000 in fiscal year 2013.

95.     The High-Yield Fund's assets have increased from approximately $590 million as of October 31, 2009 to approximately $2.0 billion as of the end of fiscal year 2013 on October 31, 2013. As of July 31, 2014, the High-Yield Fund's AUM were approximately $1.9 billion.

96.     As a result of the increase in AUM, the amount of investment advisory fees charged to the High-Yield Fund increased by more than 587%, from approximately $1,871,000 in fiscal year 2009 to approximately $12,867,000 in fiscal year 2013.

97.     The increase in investment advisory fees charged to each Fund by Defendant as detailed in the preceding paragraphs was not accompanied by a proportionate increase in the work or cost required by Defendant to provide services to the Funds pursuant to the IAAs.

98.     Defendant realized economies of scale as the Funds' AUM increased, which reduced the cost, as a percentage of the Funds' AUM, of providing services to each Fund, and increased the profitability to Defendant of providing those services.

99.     With respect to investment advisory services, Defendant has continued to subcontract with one Subadviser to provide investment advisory services to each Fund, and it has not been required to retain additional subadvisers for either Fund due to increases in the Funds' AUM.

100.    Defendant's supervision and oversight of the Subadvisers has not meaningfully increased as the Funds' AUM have increased.

101.    Defendant has continued to request and evaluate the same or substantially the same reports and other information with respect to each Subadviser as the Funds' AUM have increased, and the work or cost to Defendant of reviewing and evaluating that information has not increased proportionately with AUM.

102.    Nor has the work or cost to Defendant of providing the administrative services purportedly provided pursuant to the IAAs meaningfully increased as the Funds' AUM have increased.

103.    Defendant is required to monitor compliance with the same or substantially the same regulatory requirements regardless of a fund's AUM, and the work or cost required to monitor such compliance with respect to the Funds has not increased proportionately as the Funds' AUM have increased.

104. Defendant is required to coordinate and oversee the same or substantially the same custodian, legal counsel, accountants, auditors, and other service providers regardless of a fund's AUM, and the work or cost required to coordinate and oversee those service providers with respect to the Funds has not increased proportionately as the Funds' AUM have increased.

105. Defendant is required to prepare and file the same or substantially the same registration statements, shareholder reports, and other required filings regardless of a fund's AUM, and the work or cost required to prepare those filings with respect to the Funds has not increased proportionately as the Funds' AUM increased.

106. Defendant is required to prepare the same or substantially the same reports and informational materials for the Board of Trustees regardless of a fund's AUM, and the work or cost required to prepare those reports and materials with respect to the Funds has not increased proportionately as the Funds' AUM increased.

107. Defendant provides the same or substantially the same officers and office space regardless of a fund's AUM, and the cost of providing officers and office space with respect to the Funds has not increased proportionately as the Funds' AUM increased.

## DEFENDANT HAS NOT ADEQUATELY SHARED
## THE BENEFITS OF ECONOMIES OF SCALE WITH THE FUND

108. Because investment advisers realize economies of scale as a mutual fund's AUM increase, the investment advisory fee rate charged to a mutual fund often decreases as the fund's AUM increase.

109. Mutual fund investment advisory fee schedules often include breakpoints, which reduce a fund's fee rate as AUM increase.

110.     Fee schedules for administrative services such as those purportedly provided by Defendant pursuant to the IAAs also often include breakpoints due to the economies of scale realized in providing those services.

111.     According to publicly disclosed administrative services agreements for other mutual funds negotiated at arm's length with unaffiliated service providers, breakpoints reduce the fee for such services to as little as 0.75 basis points, or 0.0075% of AUM, when AUM exceed $10 billion.

112.     Absent breakpoints or other reductions to the fee rate, or if the breakpoints or other reductions do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund's investment adviser in the form of higher fees and profits.

113.     Although the International Fund's investment advisory fee schedule includes breakpoints (*see* ¶ 33, *supra*), the breakpoints fail to provide the International Fund with an appropriate share of the benefits of economies of scale realized by Defendant.

114.     The International Fund's average daily AUM increased from approximately $33.2 billion during fiscal year 2012 to approximately $42.5 billion during fiscal year 2013.  At the same time, breakpoints in the International Fund's fee schedule reduced the Fund's effective investment advisory rate by 2 basis points, from 0.68% to 0.66%.

115.     The 2 basis points decrease in the International Fund's effective investment advisory fee rate from 2012 to 2013 translates into a savings to the Fund of approximately $8,503,909 based on average daily AUM during fiscal year 2013.

116.     In contrast, due to the increase in AUM from 2012 to 2013, the dollar amount of fees paid by the International Fund increased by approximately $55,152,000, from $225,477,000 in fiscal year 2012 to $280,629,000 in fiscal year 2013.

117. Thus, the increase in the International Fund's AUM from 2012 to 2013 produced benefits to Defendant (increased advisory fees) that were more than 6.4 times greater than the benefits to the International Fund (reductions in the advisory fee rate).

118. As shown in the following table, the 2 basis points decrease in the International Fund's effective investment advisory fee rate was accompanied by a 2 basis points decrease in the subadvisory fee paid by Defendant to Northern Cross, and the rate of fees retained by Defendant (after paying Northern Cross) was unchanged from 2012 to 2013.

|  | Effective Advisory Fee Charged to International Fund | Subadvisory Fee Paid to Northern Cross | Mark-Up Retained by Defendant |
|---|---|---|---|
| FY 2012 | 68 basis points | 38 basis points | 30 basis points |
| FY 2013 | 66 basis points | 36 basis points | 30 basis points |
| Difference | -2 basis points | -2 basis points | 0 basis points |

119. Thus, any economies of scale shared with the International Fund were shared by the Subadviser, Northern Cross, and Defendant did not share with the International Fund any of the benefits of economies of scale it realized in supervising and overseeing Northern Cross or providing administrative services to the Fund.

120. Reductions in the High-Yield Fund's effective investment advisory fee rate have failed to provide the High-Yield Fund with an appropriate share of the benefits of economies of scale realized by Defendant.

121. The High-Yield Fund's average daily AUM increased from approximately $2.1 billion during fiscal year 2012 to approximately $2.3 billion during fiscal year 2013. At the same time, the High-Yield Fund's effective investment advisory fee decreased by 1 basis point, from 0.57% to 0.56%.

122. The 1 basis point decrease in the High-Yield Fund's effective investment advisory fee rate from 2012 to 2013 translates into a savings to the Fund of approximately $229,768 based on average daily AUM during fiscal year 2013.

123. In contrast, due to the increase in AUM from 2012 to 2013, the dollar amount of fees paid by the High-Yield Fund increased by approximately $984,000, from $11,883,000 in fiscal year 2012 to $12,867,000 in fiscal year 2013.

124. Thus, the increase in the High-Yield Fund's AUM from 2012 to 2013 produced benefits to Defendant (increased advisory fees) that were more than 4.2 times greater than the benefits to the High-Yield Fund (reductions in the advisory fee rate).

125. As shown in the following table, the 1 basis point decrease in the High-Yield Fund's effective investment advisory fee rate was accompanied by a 1 basis points decrease in the subadvisory fee paid by Defendant to Shenkman Capital, and the rate of fees retained by Defendant (after paying Shenkman Capital) was unchanged from 2012 to 2013.

|  | Effective Advisory Fee Charged to High-Yield Fund | Subadvisory Fee Paid to Shenkman Capital | Mark-Up Retained by Defendant |
|---|---|---|---|
| FY 2012 | 57 basis points | 31 basis points | 26 basis points |
| FY 2013 | 56 basis points | 30 basis points | 26 basis points |
| Difference | -1 basis point | -1 basis point | 0 basis points |

126. Thus, any economies of scale shared with the High-Yield Fund were shared by the Subadviser, Shenkman Capital, and Defendant did not share with the High-Yield Fund any of the benefits of economies of scale it realized in supervising and overseeing Shenkman Capital or providing administrative services to the Fund.

## THE FEES DEFENDANT CHARGES TO
## THE FUNDS ARE NOT NEGOTIATED AT ARM'S LENGTH

127. The investment advisory fees paid by the Funds under the IAAs are determined by Defendant.

128. The Board is required to approve the IAAs and the fees paid by each Fund under the IAAs on an annual basis.

129. The Board has approved the IAAs each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by each Fund or to effectively represent the interests of Fund shareholders *vis-à-vis* Defendant.

130. Serving on the Board is a part-time job for the Board members, most of whom are employed full-time in senior-level positions in management, finance, or academia, and/or serve on the boards of directors of other public and privately-held companies and institutions.

131. The Board conducts its oversight responsibilities not only for each of the Funds, but also for the 27 other funds in the Trust. This includes approving investment advisory and other service contracts for each fund, as well as other oversight responsibilities described in ¶ 79, *supra*.

132. In approving the IAAs for the Funds, the Board relied on information and analyses that were prepared by Defendant or were designed to support Defendant's rationalization for the fees charged to the Funds.

133. Defendant has not provided, and the Board has not considered, information or analyses reflecting the interests of the Funds or their shareholders with respect to the investment advisory fees or critically assessing Defendant's rationalization for those fees.

134. With respect to the mark-up charged by Defendant over the subadvisory fees it pays to the Subadvisers, the Board has accepted Defendant's representations that the fee is

justified by Defendant's supervision and oversight of the Subadvisers and administrative services provided pursuant to the IAAs. Defendant has not provided, and the Board has not considered, appropriate information about the value of the supervision and oversight and administrative services provided by Defendant to the Funds, the cost to Defendant of providing such services, the economies of scale realized by Defendant in providing such services, or the fee rates negotiated by other mutual funds with unaffiliated service providers for the same or substantially the same services.

135.    The Board has not solicited proposals from other advisers to provide the supervision and oversight and administrative services purportedly provided to the Funds by Defendant under the IAAs.

136.    The Board has not caused the Funds to contract directly with the Subadvisers for the investment advisory services they provide to the Funds.

137.    The Board has approved the payment by each Fund to Defendant of investment advisory fees that include a mark-up of more than 80% over the fees paid by Defendant to the Subadvisers for providing substantially all of the investment advisory services required by the Funds.

138.    The Board has approved investment advisory and subadvisory fees that enable Defendant to retain investment advisory fees (net of subadvisory fees) that are higher than what could be negotiated at arm's length with unaffiliated service providers for the same or substantially the same administrative services Defendant purportedly provides to the Funds pursuant to the IAAs.

139.    The Board has approved investment advisory fee arrangements that enable Defendant to retain for itself the vast majority of the benefits of economies of scale resulting

from increases in each of the Funds' AUM without appropriately sharing those benefits with the Funds.

## THE EXCESSIVE INVESTMENT ADVISORY FEES HARM THE FUNDS

140.    The investment advisory fees are paid out of each Fund's assets. Each dollar in fees paid by a Fund directly reduces the value of the Fund's investment portfolio.

141.    The payment of excessive investment advisory fees to Defendant harms each of the Funds on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid out as fees if those amounts remained in the Fund's portfolio and available for investment.

142.    Each Fund has sustained millions of dollars in damages due to the excessive investment advisory fees paid to Defendant.

## COUNT I
### ON BEHALF OF THE INTERNATIONAL FUND
### AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

143.    Plaintiff repeats and realleges each and every allegation contained in ¶¶ 1-35, 38-40, 42-47, 50-60, 63-94, 97-119, and 127-142 above as if fully set forth herein.

144.    Plaintiff asserts this Count on behalf of and for the benefit of the International Fund.

145.    Defendant is the investment adviser to the International Fund.

146.    Under Section 36(b), Defendant owes a fiduciary duty to the International Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

147.    Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the International Fund that are so disproportionately large that they bear no

reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining

148. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the International Fund has sustained millions of dollars in damages.

149. Pursuant to Section 36(b)(3), Plaintiff seeks to recover, on behalf of and for the benefit of the International Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the International Fund to Defendant and investment returns that would have accrued to the International Fund had those fees remained in the portfolio and available for investment.

150. Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiff seeks rescission of the International Fund IAA and restitution of all excessive investment advisory fees paid by the International Fund pursuant to the International Fund IAA.

## COUNT II
## ON BEHALF OF THE HIGH-YIELD FUND
## AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

151. Plaintiff repeats and realleges each and every allegation contained in ¶¶ 1-27, 29-32, 36-38, 41-45, 48-58, 61-64, 66-92, 95-112, and 120-142 above as if fully set forth herein.

152. Plaintiff asserts this Count on behalf of and for the benefit of the High-Yield Fund.

153. Defendant is the investment adviser to the High-Yield Fund.

154. Under Section 36(b), Defendant owes a fiduciary duty to the High-Yield Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

27

155. Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the High-Yield Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

156. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the High-Yield Fund has sustained millions of dollars in damages.

157. Pursuant to Section 36(b)(3), Plaintiff seeks to recover, on behalf of and for the benefit of the High-Yield Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the High-Yield Fund to Defendant and investment returns that would have accrued to the High-Yield Fund had those fees remained in the portfolio and available for investment.

158. Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiff seeks rescission of the High-Yield Fund IAA and restitution of all excessive investment advisory fees paid by the High Yield Fund pursuant to the High-Yield Fund IAA.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment on behalf of and for the benefit of each of the Funds as follows:

A. declaring that Defendant has violated Section 36(b), 15 U.S.C. § 80a-35(b), through the receipt of excessive investment advisory fees from each Fund;

B. permanently enjoining Defendant from further violations of Section 36(b);

C.     awarding compensatory damages against Defendant, including repayment
to each Fund of all unlawful and excessive investment advisory fees paid
by such Fund from one year prior to the commencement of this action
through the date of trial, lost investment returns on those amounts, and
interest thereon;

D.     rescinding the IAAs between Defendant and the Funds pursuant to Section
47 of the 1940 Act, 15 U.S.C. § 80a-46, including restitution to each Fund
of the excessive investment advisory fees paid to Defendant by such Fund
from one year prior to the commencement of this action through the date
of trial, lost investment returns on those amounts, and interest thereon;

E.     awarding Plaintiff reasonable costs in this action, including attorneys'
fees, expert witness fees, and such other items as may be allowed to the
maximum extent permitted by law; and

F.     such other and further relief as the Court may deem just and proper.


**JURY TRIAL DEMANDED**


Plaintiff demands a trial by jury.


Dated:  September 16, 2014


         s/Marvin A. Miller
Marvin A. Miller
**MILLER LAW LLC**
115 S. LaSalle Street, Suite 2910
Chicago, IL 60603
Tel: (312) 332-3400
Fax: (312) 676-2676

Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabassa-Torres
**ZWERLING, SCHACHTER &**
**ZWERLING, LLP**
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

Robert L. Lakind
Arnold C. Lakind
**SZAFERMAN, LAKIND,**
**BLUMSTEIN & BLADER, P.C.**
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
Tel: (609) 275-0400
Fax: (609) 275-4511

*Attorneys for Plaintiff*